EDDSON™

PRACTICE MANAGEMENT SUITE



Meet EDDSON. Designed to meet the demands of your busy dental practice with true multitasking functionality, and built with advanced tools to optimize efficiency and reduce user error.

As your practice grows and evolves, EDDSON adapts. Our scalable features cater to both your current needs and future aspirations. With bundled pricing packages that deliver the right solution at the absolute best value available.

EDDSON. Simplifying practice management.
Maximizing practice performance.

LEARN MORE

Scan the QR Code with your mobile device or visit eddsondental.com/demo to view a short video demonstration of the EDDSON difference.

A COMPLETE SOLUTION FOR THE MODERN DENTAL PRACTICE

Innovative User Interface with tabbed task management and nested function controls for a true multi-tasking environment.

Complete and Scalable solution with bundled pricing options that deliver unparalleled cost effectiveness.

Advanced Accounting and reporting functionality with interactive management tools that provide better data for better decisions.



COMPLETE + SCALABLE SOLUTION

Innovative practice management software complete with fully integrated solutions for:

+ User and Patient Cloud Portal
+ 2-way text messaging and appointment reminders*
+ Fully integrated and customizable digital web forms
+ Integrated payment processing*
+ VOIP phone system integration*
+ Practice performance analytics Dashboard
+ PEAKS advanced performance analytics
+ Performance goal tracking
+ Quickbooks® integration*
+ Patient Membership module

*requires additional service and/or equipment by an authorized vendor.

Visit eddsondental.com to learn more.

EDDSON™



EDDSON™

All of the tools you need to run a successful dental practice.
All in one place.
All for one affordable price.

Monthly Fees	Select	Pro BEST VALUE	Typical Costs from Competing Vendors
Monthly Fees	**$350**	**$695**	**$1,000 - $1650**[6]
Software Updates & Support[1]	included	included	$350
e-Claims: Per Claim Price[2]	$0.40 per claim	250 included	$0.45 per claim
e-Prescribing Subscription by DoseSpot®	$50	included	$40
Insurance Eligibility & Electronic Remittance	$40	1 sub included	$50
Integrated CC Processing by Pi®[3]	$30	included	$40
Employee Time Clock Module	$10	included	$20
Dental Membership Administration Module	$60	included	$500
Web Forms & Patient Portal Module	$80	included	$80
Practice Performance Dashboard	$30	included	$450
Goal Tracking (Dashboard Required)	$40	included	$450
PEAKS Advanced Practice Analysis	$80	included	$450
Quickbooks ® Integration (PEAKS required)	$80	included	N/A
VOIP Telephone System Integration[4]	$60	included	$300
Text Messaging & Appointment Confirmation Module[5]	$80	included	$350
User Web Portal - Patient & Schedule Look-Up	$40	included	$100

Additional charges may apply for training and software conversion for new users. All charges listed are monthly unless indicated otherwise.

1 - Select includes 10 User Licenses. Pro includes 30 Licenses. Each additional User License billed at $5 per month.
2 - Pro includes 250 e-claims monthly, each additional billed at $ .20.
3 - Requires bank merchant services through Payment Innovators.
4 - Requires equipment and service through AVID Communications.
5 - Text messaging service includes 4,000 texts monthly, each additional billed at $ .02.
6 - Prices displayed are typical, average costs associated with like services or solutions through competing vendors.

LEARN MORE

Scan the QR Code with your mobile device or visit eddsondental.com/demo to view a short video demonstration of the EDDSON difference.

Visit eddsondental.com to learn more.

EDDSON™